08027812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-66925

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TORA TRADING SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

THE WHARFSIDE BLDG, CHINA BASIN LANDING, 185 BERRY ST, #2001
(No and Street)

SAN FRANCISCO	CALIFORNIA	94107
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DYKES (415) 546-2279
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	945[illegible]
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **ROBERT DYKES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TORA TRADING SERVICES, LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

Principal
____
Title

See attached
____
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information for Possession or Control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California
All-Purpose Acknowledgment

State of California

County of San Francisco } ss.

On February 28, 2008 before me, Eric R. Grouse,
Name and Title of Notary Public

personally appeared Robert C. Dykes

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California the foregoing paragraph is true and correct.

ERIC R. GROUSE
COMM. #1737769
Notary Public - California
San Francisco County
My Comm. Expires Apr. 8, 2011
NR01

WITNESS my hand and official seal.

E. R. G

Signature of Notary Public

This area for official notarial seal

(Optional) My commission expires on: 4/8/2011

(Optional) Phone No.: ______

Tora Trading Services, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Member
Tora Trading Services, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the Company) as of December 31, 2007, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tora Trading Services, LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

February 26, 2008

Tora Trading Services, LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	760,409
Due from broker		10,172
Management fee receivable		436,710
Due from member		101,897
Prepaid expenses and other assets		104,933
Property and equipment, net of $92,638 accumulated depreciation		278,893
Total assets	$	1,693,014

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	285,611
Management fee payable		436,710
Accrued compensation		33,536
Capital lease obligation		11,849
Total liabilities		767,706
Member's equity		925,308
Total liabilities and member's equity	$	1,693,014

See independent auditor's report and accompanying notes.

Tora Trading Services, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2007

Revenues:	
Management fee income	$ 1,778,481
Trading services income	1,483,003
Interest, dividend and other income	56,946
Total revenues	3,318,430
Expenses:	
Compensation	3,278,300
Management fee expense	1,776,943
Travel and entertainment	469,325
Professional fees	239,642
Research fees	154,988
Rent	71,516
Depreciation	58,158
Other operating expenses	226,538
Total expenses	6,275,410
Income (loss) before tax	(2,956,980)
Tax provision	800
Net income (loss)	$ (2,957,780)

See independent auditor's report and accompanying notes.

Tora Trading Services, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2007

Member's Equity at December 31, 2006	$ 183,088
Contributions	3,700,000
Net income (loss)	(2,957,780)
Member's Equity at December 31, 2007	$ 925,308

See independent auditor's report and accompanying notes.

Tora Trading Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (2,957,780)
Adjustments to reconcile net income (loss) to net cash used by operating activities:	
Depreciation	58,158
Loss on disposal of assets	5,527
(Increase) decrease in:	
Due from broker	8,847
Management fee receivable	(436,710)
Due from member	(39,270)
Prepaid expenses and other assets	(72,862)
Increase (decrease) in:	
Accounts payable	275,393
Management fee payable	436,710
Accrued compensation	33,536
Net cash used by operating activities	(2,688,451)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(259,163)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on capital lease obligations	(5,728)
Capital contributions	3,700,000
Net cash provided by financing activities	3,694,272
Net increase in cash and cash equivalents	746,658
Cash and cash equivalents, beginning of year	13,751
Cash and cash equivalents, end of year	$ 760,409
NON-CASH INVESTING AND FINANCING ACTIVITIES	
Equipment purchased under capital lease	12,241
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 384
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Tora Trading Services, LLC

Notes to the Financial Statements

December 31, 2007

(1) Organization

Tora Trading Services, LLC (the Company) is organized as a Delaware limited liability company and operates out of San Francisco, California. The Company is a securities broker dealer registered with the Securities and Exchange Commission. The Company is wholly owned by Tora Trading Services, Limited, a Cayman Islands company (Member) which provides software, trading and financial advisory services to financial market participants, either directly or through the Company. The Member delegates all trading and financial advisory services to the Company for offshore institutional clients trading in the Asia Pacific markets.

(2) Summary of Significant Accounting Policies

Management Fee Income and Expense
Management fee income is earned under an investment management agreement between the Company and a fund. Fees are earned based upon the fund's net asset value and performance. Management fee expense includes costs paid to advisors that provide information and advice, carry out research, provide analysis and recommendations, and marketing services.

Trading Services Income
Trading services income is earned under an agreement with the Company's member, Tora Trading Services, Limited. The agreement provides that the Company will earn fees for execution of trades on a per transaction basis. This fee is adjusted from time to time based on various factors including the cost of operating the Company.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee of $6,000 based on gross revenue.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $414,204 which exceeded the requirement by $363,024.

(4) Related Party Transaction

All trading services income is paid or allocated to the Company by the Member. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

(5) Retirement Plan

The Company sponsors a 401(k) plan in which employees may elect to defer a portion of their compensation.

(6) Commitments

Operating Lease

On August 24, 2007, the Company entered into a five year lease agreement for office space in San Francisco, California that commenced on November 16, 2007. The future annual minimum lease payments through the expiration on November 15, 2012 are as follows:

Year	Amount
2008	$ 164,811
2009	170,006
2010	175,201
2011	180,396
2012	161,824
	$ 852,238

Capital Leases Obligations

The Company leased equipment in 2007 with an original cost of $13,183 under a capital lease obligation. The asset is being depreciated over their estimated useful life of five years. At December 31, 2007, accumulated depreciation related to these assets was $220. The future annual minimum lease payments are as follows:

Year	Amount
2008	$ 5,651
2009	5,651
2010	5,180
	$ 16,482

(7) Risk Concentration

At December 31, 2007, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $174,333.

SUPPLEMENTAL INFORMATION

Tora Trading Services, LLC

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total member's equity qualified for net capital		$ 925,308
Less: Non-allowable assets		
Due from broker	$ 10,172	
Management fee receivable of $436,710 less related management fee payable of $436,710	0	
Due from member	101,897	
Prepaid expenses and other assets	104,933	
Property and equipment (net)	278,893	
Total non-allowable assets		495,895
Net capital before haircuts		$ 429,413
Less: Haircut on securities		15,209
Net capital		$ 414,204
Net minimum capital requirement of 6.67% of aggregate indebtedness of $767,706 or $5,000, whichever is greater		51,180
Excess net capital		$ 363,024

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

There were no material differences noted in the Company's net capital computation at December 31, 2007.

Tora Trading Services, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Member
Tora Trading Services, LLC
San Francisco, CA

In planning and performing our audit of the financial statements and supplemental schedules of Tora Trading Services, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 26, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2008